Exhibit 21.2

Current (post-Acquisition) Operating Subsidiaries of
SinoCoking Coal and Coke Chemical Industries, Inc.

The registrant has the following subsidiaries, as described below:

The registant owns 100% of the capital stock of Top Favour Limited, a British Virgin Islands international business company (“Top Favour”).  Top Favour is a holding company that, through its wholly owned subsidiary Pingdingshan Hongyuan Energy Science and Technology Development Co., Ltd. (“Hongyuan”), controls Henan Province Pingdingshan Hongli Coal & Coke Co., Ltd. (“Hongli”), a coal and coal-coke producer in Henan Province in the central region of the People’s Republic of China (“PRC” or “China”).  Hongli produces coke, coal, coal byproducts and electricity through its branch operation, Baofeng Coking Factory, and its wholly owned subsidiaries, Baofeng Hongchang Coal Co., Ltd. and Baofeng Hongguang Environment Protection Electricity Generating Co., Ltd, which we refer to collectively as the “Baofeng Subsidiaries”.  We refer to Hongli and the Baofeng Subsidiaries collectively as “Hongli Group”.  Top Favour controls Hongli Group through contractual arrangements with Hongli Group and its owners.  These contractual arrangements provide for management and control rights, and in addition entitle Top Favour to receive the earnings and control the assets of Hongli Group.  Other than the interests in these contractual arrangements, neither Top Favor nor Hongyuan has any equity interests in Hongli Group.   Top Favour, Hongyuan and Hongli Group are collectively referred to as “SinoCoking”.

Top Favour is a holding company that was incorporated in the British Virgin Islands on July 2, 2008.  Since incorporation, Top Favour has not conducted any substantive operations of its own except to serve as a holding company that owns 100% of the equity interest of Hongyuan.

Hongyuan is a PRC limited liability company and the wholly owned subsidiary of Top Favour. Hongyuan was approved as a wholly foreign owned enterprise (“WFOE”) by the Henan provincial government on February 26, 2009 and formally organized on March 18, 2009.  Other than activities relating to its contractual arrangements with Hongli, Hongyuan has no separate operations of its own.

Hongli is a limited liability company organized in the PRC on July 5, 1996.  Hongli holds the government licenses and approvals necessary to operate SinoCoking’s businesses in China.   Hongyuan does not own any equity interests in Hongli, but controls and receives the economic benefits of its business operations through contractual arrangements.  In turn, Top Favour is the 100% owner and parent company of Hongyuan.

Baofeng Coking Factory (“Baofeng Coking”) was established on May 31, 2002 as a branch of Hongli.  Baofeng Coking produces SinoCoking’s cokes.

Baofeng Hongchang Coal Co., Ltd. (“Hongchang Coal”) is a limited liability company that was organized in the PRC on July 19, 2007.  Hongchang Coal is a wholly owned subsidiary of Hongli and operates SinoCoking’s coal mining operations.

Baofeng Hongguang Power Co., Ltd. (“Hongguang Power”) is a limited liability company that was organized in the PRC on August 1, 2006.  Hongguang Power is also wholly owned by Hongli and operates SinoCoking’s electricity generating operations.